SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

  FIRST HALF OF 2014

RESULTS

Rio de Janeiro – August 08, 2014

Petrobras announces today its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$ 4,505 million in the 1H-2014 and US$ 2,225 million in the 2Q-2014.  Adjusted EBITDA reached US$ 13,355 million in the 1H-2014 and US$ 7,287 million in the   2Q-2014.

Key events

US$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

2,225	2,280	(2)	2,996	Consolidated net income attributable to the shareholders of Petrobras	4,505	6,850	(34)
2,600	2,531	3	2,555	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,566	2,553	1
7,287	6,068	20	8,740	Adjusted EBITDA	13,355	16,873	(21)

 The Company reported 2Q-2014 earnings of US$ 2,225 million, 2% lower compared to the 1Q-2014 and the following key events:

•   Higher domestic crude oil and NGL production (a 3% increase, 50 thousand barrels/day) compared to the 1Q-2014, due to the production ramp-up of new systems. Average monthly production of crude oil and NGL reached 2,008 thousand bpd in June 2014, a 2% increase compared to May 2014, and the Company reached a record production level at the pre-salt layer of 520 thousand bpd.

•   Production start-up of new systems: P-62 in Roncador field and the successful connection of the 7-LL-22D-RJS well to the FPSO Cid. de Paraty at the pre-salt layer of Santos Basin, using buoyancy supported risers (BSR - risers supported by a submerged buoy).

•   Crude oil exports were lower in the 2Q-2014 compared to the 1Q-2014 (a 29% decrease, 57 thousand barrels/day) due to an increase in feedstock processed and an increase in exports in transit.

•   Domestic natural gas production was 418 thousand barrels of oil equivalent/day in June 2014, reaching a sustainable production growth and record monthly production levels.

•   Higher feedstock processed (a 2% increase, 43 thousand barrels/day) compared to the 1Q-2014, with a crude oil processing record reached in June 2014, as well as an increase in domestic output of oil products, which partially met the increase in domestic demand.

•   Net finance expenses were higher, resulting from an increase in interest charges, attributable to recent debt issuances and from a decrease in the average balance of short-term financial investments in Brazil.

•   Good-quality crude oil (32° API) was discovered in ultra-deep waters in the Santos Basin pre-salt layer.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

In the second quarter of 2014, our net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes was US$ 4.0 billion, up by 24% from the first quarter (US$ 3.2 billion). This increase was primarily due to the absence of a provision for the Voluntary Separation Incentive Plan (US$ 1.0 billion), which took place in the 1Q-2014. The absence of the PIDV provision was partially offset by lower gains from the sale of assets when compared to the prior quarter (US$ 0.1 billion less) and write-downs of E&P projects during 2Q-2014 (US$ 0.2 billion).

Consolidated net income attributable to the shareholders of Petrobras in 2Q-2014 totaled US$ 2.2 billion as compared to the US$ 2.3 billion reported in the previous quarter. The lower net income stems primarily from a reduction of US$ 0.3 billion in the net financial results during the second quarter, as compared to 1Q-2014, and a higher effective income tax rate in the absence of tax credits that totaled US$ 0.2 billion in the first quarter of this year.

Our average oil and NGL production in Brazil was 1,972 thousand bpd in the 2Q-2014, up by 2.6% from the 1Q-2014 (1,922 thousand bpd). This increase resulted from the start-up of P-62, at Roncador field, and to the contribution of new wells on platforms P-55 (also at Roncador), P-58 (Parque das Baleias) and FPSO Cidade de São Paulo (Sapinhoá field).

Oil production has been growing steadily, from 1,926 thousand bpd in March to 2,008 thousand bpd in June, an increase of 82 thousand bpd during the quarter. Lifting cost in Reais decreased by 3% in the second quarter because of the ramping-up of these new production systems.

During the 2Q-2014, we connected 17 offshore wells, 31% more than in the 1Q-2014, when we connected 13 wells. Over the second half of the year, we plan to connect another 33 wells. We are confident of meeting this target, as most of these wells have already been drilled and completed. In addition, our fleet of PLSVs (Pipe Laying Support Vessels), which are required in order to perform these connections, numbered 11 units in 2013, and now total 14. By December, they will number 19.

Production in July reached 2,049 thousand bpd, which is 123 thousand bpd higher than the output for March. The fourth quarter of 2014 is expected to see an acceleration in the rate of growth, given the contribution of three additional production systems: P-61/TAD, currently on site at Papa-Terra field completing its interconnection to P-63; FPSO Cidade de Ilhabela (Sapinhoá Norte field) and FPSO Cidade de Mangaratiba (Iracema Sul field), both of which are practically ready for departure to their definitive locations. These advances will contribute to meeting our oil production target in 2014 of 7.5% (+/-1 p.p.) higher than in 2013.

I would like to express my great satisfaction with the record pre-salt production of 520 thousand bpd, which took place on June 24, with 25 production wells, eight years following its discovery. Better yet, on July 13, the pre-salt production operated by Petrobras broke a new record of 546 thousand bpd, which unequivocally signals that the challenges of the recent past have been overcome.

Our other business segments continue to operate at excellent levels. In Refining, total oil products output reached 2,180 thousand bpd in the 2Q-2014, up by 3% from the 1Q-2014, primarily due to higher diesel (+4.3%) and gasoline (+2.6%) production. The utilization factor stood at 98% compared to 96% in the previous quarter, while refining cost in Reais remained practically stable.

In June, we set a new oil processing record of 2,172 thousand bpd, which is 21 thousand bpd higher than the previous record set in March 2014 (2,151 thousand bpd). This result exemplifies our relentless pursuit to increase the efficiency of refineries while complying with health, safety and environmental standards.

Our output of refined products, primarily diesel and gasoline, will continue to increase in the second half of the year. The increase will be sustained by the start-up of the first train at the Abreu e Lima Refinery (RNEST) in November of this year (it is worth noting that some of the RNEST’s main units are already being commissioned), and by the higher utilization factor of our existing refineries as well as by adjusting the profile of the oil throughput. These factors will enable us to reduce our imports of oil and oil products by about 30% compared to the first half of the year. Our oil exports, which stood at 138 thousand bpd in the 2Q-2014 (195 thousand bpd in the 1Q-2014), reached 321 thousand bpd in July.

In the Gas and Power Segment, gas supply to the market totaled 96 million m3/day, a 6% rise from 1Q-2014. Supply was met primarily by higher LNG imports which supported the increase in thermoelectric power generation. Petrobras’ power generating facilities produced 4.7 GW (4.1 GW in the 1Q-2014), with higher margins due to a stable spot price of energy (around US$ 283/MWh), while the unit cost of the imported LNG was 8% lower than in the 2Q-2014.

We expect lower dependence on LNG imports in the second half of the year, since the supply of domestic gas will rise by about 20% in relation to the first half of the year.

I would like to point out the successful participation of Petrobras in the 13th Energy Auction, held in May, when we sold, for a five-year period, until December 2019, 574 average MW at US$ 117/MWh, an amount 12% higher than future energy prices traded in the open market for the period.

In the International Area, our total oil and natural gas production rose by 4% to 217 thousand boed from 209 thousand boed in the 1Q-2014 due to the ramp-up of the Cascade and Chinook fields in the United States of America, and to the start-up of the Kinteroni field in Peru. The total throughput processed stood at 178 thousand bpd, 8% higher than in the 1Q-2014, due to the return to operation of the Okinawa refinery following the planned shutdown, which occurred in February, and to the increased production of the Pasadena refinery, which produced 106 thousand bpd in the 2Q-2014 due to the maximization of the feedstock and excellent operational availability.

I would like to draw your attention to the exceptional results achieved with the PROCOP (Operating Costs Optimization Program) structuring program, which ended the first half of the year with savings of US$ 2.1 billion, 39% higher than expected (US$ 1.5 billion). PROCOP has already completed 68% of the annual target of US$ 3.2 billion, and is set to exceed the target established for 2014.

PROCOP continues to carry out its role of implementing and consolidating excellence in cost management in the Company’s culture, and of capturing the operational synergies among the different areas of Petrobras and of its subsidiaries: Transpetro, BR Distribuidora, Liquigás and Petrobras Biocombustível.

The result of the 614 cost optimization initiatives set forth in PROCOP, was a contribution of US$ 0.7 billion of net income in  2Q-2014.  In other words, without PROCOP we would have reported a net income of US$ 1.5 billion instead of the US$ 2.2 billion reported herein.

I would like to reiterate the importance of the Surplus Volumes of the Transfer of Rights in maintaining our production at the 4 million bpd level after 2020, since Petrobras will have access to oil volumes, according to the ANP, ranging between 9.8 and 15.2 billion boe in the areas of Búzios, Entorno de Iara, Florim and Nordeste de Tupi. These are well-known areas, with low exploratory risk, based on the acquisition of 2000 km2 of 3D seismic data, 17 wells drilled (of which 12 tested) and three Extended Well Tests (EWTs).

The direct contracting of the Surplus Volumes of the Transfer of Rights is consistent with the 2030 Strategic Plan and it will enable a higher return on the capital employed by the entire company by substantially increasing the share of E&P projects in its investment portfolio.

I would like to conclude this letter to our investors and shareholders by restating that the rise in oil, natural gas and refined products production, especially diesel and gasoline, is already a reality in our day-to-day activities. In addition to boosting production and reducing costs, we remain committed to adjusting Brazilian prices for oil products with those in the international market in order to achieve the Net Debt/EBITDA and Leverage targets within the limits and deadlines imposed by the Board of Directors to the Executive Board in November 2013.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

36,910	34,494	7	35,569	Sales revenues	71,404	71,914	(1)
8,528	8,229	4	9,038	Gross profit	16,757	18,486	(9)
3,969	3,203	24	5,480	Net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes	7,172	10,622	(32)
(422)	(73)	(478)	(1,715)	Net finance income (expense)	(495)	(1,019)	51
2,225	2,280	(2)	2,996	Consolidated net income attributable to the shareholders of Petrobras	4,505	6,850	(34)
0.18	0.17	3	0.23	Basic and diluted earnings per share [1]	0.35	0.53	(34)

23	24	(1)	25	Gross margin (%) [2]	23	26	(3)
11	9	2	15	Operating margin (%) [2]	10	15	(5)
6	7	(1)	8	Net margin (%) [2]	6	10	(4)
7,287	6,068	20	8,740	Adjusted EBITDA – U.S.$ million [3]	13,355	16,873	(21)

				Net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes by Business Segment
7,384	6,871	7	6,592	. Exploration & Production	14,255	14,231	−
(2,653)	(3,140)	16	(1,790)	. Refining, Transportation and Marketing	(5,793)	(5,009)	(16)
359	268	34	397	. Gas & Power	627	998	(37)
(32)	(28)	(14)	(37)	. Biofuel	(60)	(72)	17
332	320	4	345	. Distribution	652	888	(27)
293	192	53	1,066	. International	485	1,665	(71)
(1,209)	(1,430)	15	(1,263)	. Corporate	(2,639)	(2,596)	(2)

9,382	8,708	8	11,758	Capital expenditures and investments (in millions of U.S. dollars)	18,090	21,665	(17)

				Financial and economic indicators
109.63	108.22	1	102.44	Brent crude (U.S.$/bbl)	108.93	107.50	1
2.23	2.37	(6)	2.07	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.30	2.03	13
2.20	2.26	(3)	2.22	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.20	2.22	(1)
(2.7)	(3.4)		10.0	Variation period-end commercial selling rate for U.S. dollar (%)	(6.0)	8.4
10.89	10.40	−	7.52	Selic interest rate - average (%)	10.65	7.33	3

				Average price indicators
101.08	96.25	5	100.28	Domestic basic oil products price (U.S.$/bbl)	98.72	101.15	(2)
				Sales price - Brazil
99.02	98.02	1	94.17	. Crude oil (U.S.$/bbl) [4]	98.53	98.52	−
49.58	47.33	5	50.41	. Natural gas (U.S.$/bbl)	48.49	49.52	(2)
				Sales price - International
87.91	84.18	4	89.94	. Crude oil (U.S.$/bbl)	86.10	92.08	(6)
20.36	23.28	(13)	21.31	. Natural gas (U.S.$/bbl)	21.74	22.18	(2)

1Net income per share calculated based on the weighted average number of shares.
2Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes divided by sales revenues; Net margin equals net income divided by sales revenues.
3Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 23 for a reconciliation of our Adjusted EBITDA to our net income.
4Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2014 compared with 1H-2013:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in the 1H-2014 (a 13% appreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 9%  in the 1H-2014 compared to the 1H-2013, mainly due to:

➢  Sales revenues of US$ 71,404 million were 1% lower than in 1H-2013, due to foreign currency translation effects (appreciation of the U.S. dollar against the Brazilian Real). Excluding those effects, local currency sales revenues were 12% higher, resulting from:

•    Higher oil product prices in the domestic market attributable to diesel and gasoline adjustments in 2013, higher prices of oil products that are adjusted to reflect international prices (including a 13% effect of foreign currency depreciation – depreciation of the real against the U.S. dollar), higher export prices, as well as higher electricity and natural gas prices;

•    A 3% increase in domestic oil product demand, mainly of diesel (2%) and gasoline (5%), offset by lower crude oil export volumes (12%) and lower oil product exports (12%), mainly of fuel oil.

➢ Cost of sales of US$ 54,647 million was 2% higher than 1H-2013 and 15% higher in local currency, excluding foreign currency translation effects, due to:

•    Higher import costs and production taxes (when expressed in reais), attributable to the appreciation of the U.S. dollar against the Brazilian Real (13%); and

•    A 3% increase in domestic sales volumes of oil products, mainly met by imports, and higher natural gas import volumes to meet demand and offset the lower availability of domestic natural gas.

Net income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes

Net income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes reached US$ 7,172 million in the 1H-2014, a 32% decrease compared with US$ 10,622 million for the 1H-2013. This result reflects the impact of our Voluntary Separation Incentive Plan - PIDV (US$ 1,005 million), higher write-offs of dry or sub-commercial wells (US$ 512 million) and of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels - ANP (US$ 222 million), lower gains on disposal of assets (US$ 330 million) and an increase in selling expenses, mainly freight costs (US$ 14 million). Gross profit was also lower, as set out above.

Net finance expense

Net finance expense was US$ 495 million in the 1H-2014, US$ 524 million lower than in the 1H-2013, due to foreign exchange and inflation indexation gains (US$ 1,238 million) attributable to a 6% appreciation of the Real against the U.S. dollar from December 31, 2013 to June 30, 2014 (8.4% depreciation of the Real from December 31, 2012 to June 30, 2013). The higher interest expenses resulting from an increase in finance debt partially offset this effect.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$ 4,505 million in the 1H-2014, 34% lower than in the 1H-2013 income (US$ 6,850 million), reflecting a decrease in the income before net finance expenses, share of profit of equity-accounted investments, profit sharing and income taxes. A decrease in net finance expense and lower income tax charges partially offset the decrease in operating results.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company.

Our results by business segment include transactions carried out with third parties and transactions between business areas, for which transfer prices are determined between our business areas using methods based on market parameters.

Information about our operating segments and other related information are set following.

EXPLORATION & PRODUCTION

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	9,346	9,295	1

Net income increased by 1% in the 1H-2014 compared to the 1H-2013 (from US$ 9,295 to US$ 9,346), mainly due to foreign currency translation effects. Excluding translation effects, local currency net income was 14% higher, resulting from an increase in domestic crude oil prices (sale/transfer) in reais  and an increase in crude oil and NGL production (1%). These effects were partially offset by higher production taxes, increased equipment depreciation, higher costs from oil-platform chartering (attributable to the start-up of new systems), higher write-offs of dry or sub-commercial wells and of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP, along with the impact of our voluntary separation incentive plan (PIDV).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$8.98/bbl in the 1H-2013 to US$10.40/bbl in the 1H-2014.

	For the first half of
Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil and NGLs	1,947	1,921	1
Natural gas [5]	406	394	3
Total	2,353	2,315	2

Crude oil and NGL production increased by 1% in the 1H-2014 resulting from new Stationary Production Units that started up, P-63 (Papa-Terra), P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias) and from the ramp-up of FPSO Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). The natural decline of fields partially offset these effects.

The 3% increase in natural gas production is attributable to a higher production in Mexilhão, Lula and Sapinhoá fields and to the start-up of Lula Nordeste field.

(*) Not reviewed by independent auditor.

5 Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

U.S.$/barrel:
Excluding production taxes	14.36	14.89	(4)
Including production taxes	32.79	32.80	−

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 4% lower in the 1H-2014 compared to the 1H-2013. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 4% due to the production start-up of FPSO Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and of Stationary Production Units, P-63 (Papa-Terra),  P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias), which have higher costs per unit during start-up. Higher employee compensation costs, resulting from our 2013 Collective Bargaining Agreement also affected lifting cost.

Lifting Cost - Including production taxes

The 3% increase in production taxes is attributable to a higher average reference price for domestic crude oil in U.S. dollars, reflecting higher international crude oil prices.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(3,776)	(3,341)	13

Net losses were 13% higher in the 1H-2014 compared to the 1H-2013 (29% higher excluding foreign currency translation effects) resulting from an increase in crude oil acquisition/transfer costs, when expressed in reais (attributable to a 13% appreciation of the U.S. dollar against the Real) and from the impact of our Voluntary Separation Incentive Plan (PIDV). Higher oil product prices, principally diesel and gasoline, partially offset these effects.

	For the first half of
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil imports	447	465	(4)
Oil product imports	415	318	31
Imports of crude oil and oil products	862	783	10
Crude oil exports [6]	166	189	(12)
Oil product exports	170	194	(12)
Exports of crude oil and oil products	336	383	(12)
Exports (imports) net of crude oil and oil products	(526)	(400)	(32)
Other exports	3	2	50

The decrease in crude oil imports and crude oil exports in the 1H-2014 is attributable to a higher share of domestic crude oil on total feedstock processed.

Fuel oil exports were lower resulting from higher domestic sales to meet thermoelectric dispatch, reducing oil product exports.

Oil product imports increased in the 1H-2014 to meet an increase in domestic demand, which exceeded the increase in our output of oil products.

(*)Not reviewed by independent auditor.

6 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

	For the first half of
Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Output of oil products	2,152	2,133	1
Reference feedstock [7]	2,102	2,079	1
Refining plants utilization factor (%) [8]	97	99	(2)
Feedstock processed (excluding NGL) - Brazil [9]	2,041	2,048	−
Feedstock processed - Brazil [10]	2,080	2,092	(1)
Domestic crude oil as % of total feedstock processed	82	81	1

Daily feedstock processing (including NGL) decreased by 1% in the 1H-2014 due to a scheduled stoppage of the distillation unit of Replan refinery in February 2014. Oil products output was 1% higher in the 1H-2014 resulting from increased usage of intermediate products.

	For the first half of
Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

Refining cost (U.S.$/barrel)	2.85	3.11	(8)

Refining cost was 8% lower in the 1H-2014 compared to the 1H-2013. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 3%, resulting from a decrease in crude oil and NGL feedstock processing and from higher employee compensation costs arising from the 2013 Collective Bargaining Agreement.

(*)Not reviewed by independent auditor.
7Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, complying with the project’s equipment limitations and the safety, environmental and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.
8Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.
9Feedstock processed (excluding NGL) is the volume of crude oil processed in Brazil. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.
10Feedstock processed includes crude oil and NGL processing.

FINANCIAL HIGHLIGHTS

GAS & POWER

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	533	721	(26)

Net income was 26% lower in the 1H-2014 compared to the 1H-2013 due to higher LNG and natural gas import costs to meet thermoelectric demand and to the impact of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by a US$ 274 gain on the disposal of 100% of our interest in Brasil PCH S.A. and by the higher average electricity prices resulting from an increase in the prices in the spot market (differences settlement price), attributable to lower water reservoir levels of hydroelectric power plants in Brazil (driven by low rainfall levels).

	For the first half of
Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

Electricity sales (Free Contracting Environment - ACL) - average MW	1,204	2,103	(43)
Electricity sales (Regulated contracting environment - ACR) - average MW	2,193	1,798	22
Generation of electricity - average MW	4,405	4,805	(8)
Imports of LNG (Mbbl/d)	135	111	22
Imports of natural gas (Mbbl/d)	205	197	4
Differences settlement price - U.S.$/MWH [11]	283	142	99

Electricity sales volumes in the 1H-2014 were 43% lower resulting from a shift towards the regulated contracting environment (Ambiente de Contratação Regulada – ACR) of a portion of our available capacity (574 average MW). The termination of the lease agreement for UTE Araucária, which reduced the availability of electricity for trading (349 average MW) and a lower demand in the spot market attributable to higher prices, also affected sales volumes.

Electricity generation was 8% lower in the 1H-2014. This decrease is attributable to maintenance stoppages in thermoelectric plants: UTEs – Governador Leonel Brizola, Luiz Carlos Prestes, Celso Furtado, Euzébio Rocha and Aureliano Chaves (403 average MW), as well as the termination of the lease agreement for UTE Araucária (349 average MW) and the interruption of natural gas supplies to UTE Cuiabá (180 average MW) in the 1Q-2014.

Prices in the spot market (differences settlement price) were 99% higher in the 1H-2014 resulting from the lower rainfall levels, which affected water reservoir levels of hydroelectric power plants in Brazil.

LNG imports and natural gas imports from Bolivia were 22% and 4% higher, respectively, to meet a higher thermoelectric and non-thermoelectric demand.

(*)Not reviewed by independent auditor.

11Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(61)	(60)	2

Biofuel net losses were 2% higher in the 1H-2014 compared to the 1H-2013 resulting from an increase in the share of losses from biodiesel investees and from the impact of our voluntary separation incentive plan (PIDV). A decrease in the share of losses from ethanol investees and lower research and development expenses partially offset this effect.

DISTRIBUTION

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	417	574	(27)

Net income in the 1H-2014 was 27% lower compared to the 1H-2013 due to the impact of our Voluntary Separation Incentive Plan (PIDV) and to lower average trade margins (3%), partially offset by higher sales volumes (5%).

	For the first half of
Market Share (*)	2014	2013	2014 x 2013 (%)

	37.9%	38.2%	−

Notwithstanding the higher sales volumes in the 1H-2014, market share decreased due to the lower electricity generation by thermoelectric plants that run on diesel, of the National Interconnected Electricity System.

(*)Not reviewed by independent auditor. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	For the first half of
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	495	1,315	(62)

Net income was 62% lower in the 1H-2014 compared to the 1H-2013 resulting from a non-recurring gain on the disposal of 50% of our assets in Africa in the 1H-2013. Higher production from E&P activities in the United States attributable to the production start-up of new wells in Cascade and Chinook fields, as well as higher margins in Pasadena Refinery partially offset these effects.

	For the first half of
Exploration & Production-International (Mbbl/d)12(*)	2014	2013	2014 x 2013 (%)

Consolidated international production
Crude oil and NGLs	89	141	(37)
Natural gas	93	91	2
Total	182	232	(22)
Non-consolidated international production	31	6	417
Total international production	213	238	(11)

Consolidated crude oil and NGL production decreased by 37% in the 1H-2014, partially offset by higher crude oil and NGL production in the United States, attributable to the ramp-up of Cascade and Chinook fields, with the start-up of new wells, beginning on January 2014. This decrease results from the disposal of onshore areas in Colombia, concluded in Abril 2014, from the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of 50% of our interest in companies in Nigeria in June 2013. Our production share in Nigerian assets (our 50% remaining interest) has been accounted for as non-consolidated production.

Natural gas production was higher, mainly in Peru, due to the start-up of Kinteroni field in March 2014.

(*)Not reviewed by independent auditor.

12Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

	8.40	8.62	(3)

International lifting cost was 3% lower in the 1H-2014, mainly in Argentina, resulting from the depreciation of the Argentine Peso against the U.S. dollar and from the disposal of our Puesto Hernández asset, which had higher-than-average production costs when compared to other assets in the international segment. The disposal of 50% of our interest in companies in Nigeria, which had lower-than-average production costs, partially offset this effect.

	For the first half of
Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Total feedstock processed [13]	172	177	(3)
Output of oil products	184	192	(4)
Reference feedstock [14]	230	231	−
Refining plants utilization factor (%) [15]	72	72	−

The increase in feedstock processed in our U.S. refinery, resulting from a higher light oil processing availability for local crude oil, partially offset the decrease in total feedstock processed and output of oil products attributable to a scheduled stoppage in our Japanese refinery in the 1Q-2014.

	For the first half of
Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

	3.71	3.78	(2)

International refining cost per unit was 2% lower in the 1H-2014 due to a decrease in the costs of catalyzers and chemical products in the United States and to the depreciation of the Argentine Peso against the U.S. dollar, which reduced refining costs in Argentina (when expressed in U.S. dollars). Higher refining costs in Japan attributable to maintenance expenses partially offset these effects.

(*)Not reviewed by independent auditor.
13Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.
14Reference feedstock is the maximum sustainable crude oil feedstock processing reached at distillation plants.
15Refining Plants Utilization Factor is the crude oil processed at the distillation plant divided by the reference feedstock.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	For the first half of
	2014	2013	2014 x 2013 (%)

Diesel	973	950	2
Gasoline	610	582	5
Fuel oil	112	110	2
Naphtha	170	175	(3)
LPG	230	223	3
Jet fuel	109	104	5
Others	203	199	2
Total oil products	2,407	2,343	3
Ethanol, nitrogen fertilizers, renewables and other products	92	82	12
Natural gas	439	426	3
Total domestic market	2,938	2,851	3
Exports	339	385	(12)
International sales	579	495	17
Total international market	918	880	4
Total	3,856	3,731	3

Our domestic sales volumes increased by 3% in the 1H-2014 compared to the 1H-2013, primarily due to:

•         Diesel (a 2% increase) – higher consumption in infrastructure construction projects and an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs). Lower thermoelectric demand partially offset these effects;

•         Gasoline (a 5% increase) – an increase in the flex-fuel automotive fleet attributable to the higher competitive advantage of gasoline prices relatively to ethanol in most Brazilian states and to a higher household consumption. An increase in the anhydrous ethanol mandatory content in Type C gasoline (from 20% to 25%) partially offset these effects;

•         LPG (a 3% increase) – an increase in LPG share in the industrial sector, replacing other fuel sources, along with new consumers and an increase in household consumption;

•         Natural gas (a 3% increase) – higher thermoelectric demand.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary16

U.S.$ million
				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

34,679	19,746	22,972	Adjusted cash and cash equivalents at the beginning of period [17]	19,746	23,732
(4,424)	(3,878)	(9,448)	Government bonds at the beginning of period	(3,878)	(10,212)
30,255	15,868	13,524	Cash and cash equivalents at the beginning of period [16]	15,868	13,520
6,413	3,981	7,826	Net cash provided by (used in) operating activities	10,394	15,281
(7,590)	(8,540)	(10,795)	Net cash provided by (used in) investing activities	(16,130)	(18,972)
(8,584)	(8,601)	(11,195)	Capital expenditures and investments in operating segments	(17,185)	(20,418)
83	368	1,542	Proceeds from disposal of assets (divestment)	451	1,542
911	(307)	(1,142)	Investments in marketable securities	604	(96)
(1,177)	(4,559)	(2,969)	(=) Net cash flow	(5,736)	(3,691)
1,029	18,613	15,112	Net financings	19,642	15,679
4,538	22,803	26,000	Proceeds from long-term financing	27,341	29,672
(3,509)	(4,190)	(10,888)	Repayments	(7,699)	(13,993)
(3,916)	−	(1,386)	Dividends paid to shareholders	(3,916)	(1,386)
49	(46)	(46)	Acquisition of non-controlling interest	3	(98)
157	379	(1,104)	Effect of exchange rate changes on cash and cash equivalents	536	(893)
26,397	30,255	23,131	Cash and cash equivalents at the end of period [16]	26,397	23,131
3,733	4,424	9,709	Government bonds at the end of period	3,733	9,709
30,130	34,679	32,840	Adjusted cash and cash equivalents at the end of period [17]	30,130	32,840

As of June 30, 2014, we had a balance of cash and cash equivalents of US$ 26,397 million, compared with US$15,868 million as of December 31, 2013. Our adjusted cash and cash equivalents balance17 increased by 53% from US$19,746  million as of December 31, 2013 to US$ 30,130 million as of June 30, 2014.

Our principal uses of funds in the 1H-2014 were for capital expenditures (US$ 17,185 million) and payment of dividends (US$ 3,916 million). We met these requirements with cash provided by operating activities of US$ 10,394 million and net long-term financing of US$ 19,642 million. Adjusted cash and cash equivalents were US$ 10,384 million higher as of June 30, 2014, when compared to December 31, 2013.

Net cash provided by operating activities in the 1H-2014 decreased by 32% when compared to the 1H-2013 resulting from an increase in our need for working capital attributable to a higher balance of trade receivables (US$ 1,365million) and an increase in inventory levels (US$ 2,072million).

Proceeds from long-term financing, net of repayments, totaled US$ 19,642 million in the 1H-2014, a US$ 3,963 million increase when compared to the 1H-2013. The principal sources of long-term financing were the issuance of notes for a total of US$ 5.1 billion in the European capital market in January 2014 and US$ 8.5 billion in the North-American capital market in March 2014, as well as long-term funding obtained from the domestic and international banking markets.

Capital expenditures and investments totaled US$ 17,185 million in the 1H-2014 compared with US$ 20,418 million in the 1H-2013. E&P capital expenditures decreased by US$ 338 million and RTM decreased by US$ 2,604 million. Proceeds from disposal of assets were US$ 1,091 million lower, resulting from the non-recurring effect of the disposal of a portion of our assets in Africa in 2013.

16For more details, see the Consolidated Statement of Cash Flows on page 20.
17Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	US$ million
	For the first half of
	2014	%	2013	%	Δ%

Exploration & Production	11,739	65	11,809	55	(1)
Refining, Transportation and Marketing	4,128	23	7,106	33	(42)
Gas & Power	1,132	6	1,189	5	(5)
International	643	4	1,120	5	(43)
Exploration & Production	554	86	1,049	94	(47)
Refining, Transportation and Marketing	73	11	48	4	52
Gas & Power	3	−	2	−	50
Distribution	10	2	18	2	(44)
Other	3	1	3	−	−
Distribution	187	1	214	1	(13)
Biofuel	9	−	14	−	(36)
Corporate	252	1	213	1	18
Total capital expenditures and investments	18,090	100	21,665	100	(17)

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1H-2014, we invested US$ 18,090 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	06.30.2014	12.31.2013	Δ%

Current debt [18]	10,685	8,017	33
Non-current debt [19]	129,025	106,308	21
Total	139,710	114,325	22
Cash and cash equivalents	26,397	15,868	66
Government securities (maturity of more than 90 days)	3,733	3,878	(4)
Adjusted cash and cash equivalents	30,130	19,746	53
Net debt [20]	109,580	94,579	16
Net debt/(net debt+shareholders' equity)	40%	39%	1
Total net liabilities [21]	333,262	301,677	10
Capital structure
(Net third parties capital / total net liabilities)	51%	51%	−
Net debt/Adjusted EBITDA ratio	4.10	3.21	28

As of June 30, 2014, net debt in U.S. dollars was 16% higher when compared to December 31, 2013, resulting from new long-term funding sources and from a 6% impact from the depreciation of the U.S. dollar against the Real.

	US$ million

	06.30.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	68,112	59,109	15
Fixed rate debt	71,500	55,127	30
Total	139,612	114,236	22

Reais	28,143	22,825	23
US Dollars	96,340	81,776	18
Euro	10,768	6,398	68
Other currencies	4,361	3,237	35
Total	139,612	114,236	22

2014	7,671	8,001	(4)
2015	6,767	7,266	(7)
2016	13,162	12,692	4
2017	12,314	8,679	42
2018	18,673	16,051	16
2019 and thereafter	81,025	61,547	32
Total	139,612	114,236	22

18 Includes finance lease obligations (Current debt: US$ 18 million on June 30, 2014 and US$16 million on December 31, 2013).

19Includes finance lease obligations (Non-current debt: US$ 80 million on June 30, 2014 and US$73 million on December 31, 2013).
20Ournet debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
21Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated22

U.S.$ million
				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

36,910	34,494	35,569	Sales revenues	71,404	71,914
(28,382)	(26,265)	(26,531)	Cost of sales	(54,647)	(53,428)
8,528	8,229	9,038	Gross profit	16,757	18,486
(1,243)	(1,154)	(1,233)	Selling expenses	(2,397)	(2,383)
(1,157)	(1,083)	(1,251)	General and administrative expenses	(2,240)	(2,489)
(808)	(646)	(583)	Exploration costs	(1,454)	(1,225)
(270)	(250)	(287)	Research and development expenses	(520)	(624)
(140)	(138)	(120)	Other taxes	(278)	(232)
(941)	(1,755)	(84)	Other operating income and expenses, net	(2,696)	(911)
(4,559)	(5,026)	(3,558)		(9,585)	(7,864)
3,969	3,203	5,480	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	7,172	10,622
340	441	439	Finance income	781	926
(1,006)	(782)	(618)	Finance expense	(1,788)	(1,219)
244	268	(1,536)	Foreign exchange and inflation indexation charges	512	(726)
(422)	(73)	(1,715)	Net finance income (expense)	(495)	(1,019)
122	221	188	Share of profit of equity-accounted investments	343	266
(140)	(142)	(114)	Profit-sharing	(282)	(321)
3,529	3,209	3,839	Net income before income taxes	6,738	9,548
(1,200)	(763)	(1,095)	Income taxes	(1,963)	(2,879)
2,329	2,446	2,744	Net income (loss)	4,775	6,669
			Net income (loss) attributable to:
2,225	2,280	2,996	Shareholders of Petrobras	4,505	6,850
104	166	(252)	Non-controlling interests	270	(181)
2,329	2,446	2,744		4,775	6,669

22As from the 1Q-2014, we have disclosed a line item for profit sharing benefits, as is done for our annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	06.30.2014	12.31.2013

Current assets	65,502	52,655
Cash and cash equivalents	26,397	15,868
Marketable securities	3,739	3,885
Trade and other receivables, net	10,630	9,670
Inventories	16,984	14,225
Recoverable taxes	3,789	4,971
Assets classified as held for sale	1,917	2,407
Other current assets	2,046	1,629

Non-current assets	297,890	268,768
Long-term receivables	20,495	18,782
Trade and other receivables, net	5,748	4,532
Marketable securities	136	131
Judicial deposits	2,904	2,504
Deferred taxes	1,079	1,130
Other tax assets	5,199	5,380
Advances to suppliers	3,175	3,230
Other non-current assets	2,254	1,875
Investments	7,114	6,666
Property, plant and equipment	253,955	227,901
Intangible assets	16,326	15,419
Total assets	363,392	321,423

LIABILITIES	U.S.$ million

	06.30.2014	12.31.2013

Current liabilities	34,167	35,226
Trade payables	12,509	11,919
Current debt	10,685	8,017
Taxes payable	5,020	4,950
Dividends payable	−	3,970
Employee compensation (payroll, profit-sharing and related charges)	2,592	2,052
Pension and medical benefits	867	816
Liabilities associated with assets classified as held for sale	267	1,073
Other current liabilities	2,227	2,429
Non-current liabilities	164,756	137,074
Non-current debt	129,025	106,308
Deferred taxes	12,737	9,906
Pension and medical benefits	13,105	11,757
Provision for decommissioning costs	7,344	7,133
Provisions for legal proceedings	1,511	1,246
Other non-current liabilities	1,034	724
Shareholders' equity	164,469	149,123
Share capital	107,380	107,371
Profit reserves and others	56,389	41,156
Non-controlling interests	700	596
Total liabilities and shareholders' equity	363,392	321,423

FINANCIAL HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

2,225	2,280	2,996	Net income attributable to the shareholders of Petrobras	4,505	6,850
4,188	1,701	4,830	(+) Adjustments for:	5,889	8,431
3,458	3,013	3,374	Depreciation, depletion and amortization	6,471	6,572
663	599	1,651	Foreign exchange and inflation indexation and finance charges	1,262	1,123
104	166	(252)	Non-controlling interests	270	(181)
(122)	(221)	(188)	Share of profit of equity-accounted investments	(343)	(266)
122	(247)	(662)	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	(125)	(677)
724	290	524	Deferred income taxes, net	1,014	1,587
670	447	301	Exploration expenditures writen-off	1,117	605
88	117	157	Impairment	205	231
543	440	663	Pension and medical benefits (actuarial expense)	983	1,366
(1,027)	(1,045)	332	Inventories	(2,072)	(833)
(287)	(1,078)	195	Trade and other receivables, net	(1,365)	382
289	(205)	(229)	Trade payables	84	(28)
(254)	(142)	(236)	Pension and medical benefits	(396)	(385)
(328)	(539)	(997)	Taxes payable	(867)	(1,213)
(455)	106	197	Other assets and liabilities	(349)	148
6,413	3,981	7,826	(=) Net cash provided by (used in) operating activities	10,394	15,281
(7,590)	(8,540)	(10,795)	(-) Net cash provided by (used in) investing activities	(16,130)	(18,972)
(8,584)	(8,601)	(11,195)	Capital expenditures and investments in operating segments	(17,185)	(20,418)
83	368	1,542	Proceeds from disposal of assets (divestment)	451	1,542
911	(307)	(1,142)	Investments in marketable securities	604	(96)
(1,177)	(4,559)	(2,969)	(=) Net cash flow	(5,736)	(3,691)
(2,838)	18,567	13,680	(-) Net cash provided by (used in) financing activities	15,729	14,195
4,538	22,803	26,000	Proceeds from long-term financing	27,341	29,672
(2,212)	(2,595)	(10,020)	Repayment of principal	(4,807)	(11,559)
(1,297)	(1,595)	(868)	Repayment of interest	(2,892)	(2,434)
(3,916)	−	(1,386)	Dividends paid to shareholders	(3,916)	(1,386)
49	(46)	(46)	Acquisition of non-controlling interest	3	(98)
157	379	(1,104)	Effect of exchange rate changes on cash and cash equivalents	536	(893)
(3,858)	14,387	9,607	(=) Net increase (decrease) in cash and cash equivalents in the period	10,529	9,611
30,255	15,868	13,524	Cash and cash equivalents at the beginning of period	15,868	13,520
26,397	30,255	23,131	Cash and cash equivalents at the end of period	26,397	23,131

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION23

Consolidated Income Statement by Segment – Jan-Jun/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	34,359	56,264	8,692	113	20,647	7,409	−	(56,080)	71,404
Intersegments	34,150	19,987	769	98	578	498	−	(56,080)	−
Third parties	209	36,277	7,923	15	20,069	6,911	−	−	71,404
Cost of sales	(17,245)	(59,924)	(7,501)	(129)	(18,961)	(6,502)	−	55,615	(54,647)
Gross profit (loss)	17,114	(3,660)	1,191	(16)	1,686	907	−	(465)	16,757
Expenses	(2,859)	(2,133)	(564)	(44)	(1,034)	(422)	(2,639)	110	(9,585)
Selling, general and administrative expenses	(193)	(1,505)	(633)	(25)	(970)	(372)	(1,051)	112	(4,637)
Exploration costs	(1,367)	−	−	−	−	(87)	−	−	(1,454)
Research and development expenses	(270)	(85)	(41)	(7)	−	−	(117)	−	(520)
Other taxes	(22)	(50)	(45)	−	(8)	(48)	(105)	−	(278)
Other operating income and expenses, net	(1,007)	(493)	155	(12)	(56)	85	(1,366)	(2)	(2,696)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	14,255	(5,793)	627	(60)	652	485	(2,639)	(355)	7,172
Net finance income (expense)	−	−	−	−	−	−	(495)	−	(495)
Share of profit of equity-accounted investments	(1)	97	141	(21)	−	124	3	−	343
Profit-sharing	(96)	(79)	(11)	−	(20)	(6)	(70)	−	(282)
Net income (loss) before income taxes	14,158	(5,775)	757	(81)	632	603	(3,201)	(355)	6,738
Income taxes	(4,814)	1,996	(210)	20	(215)	(63)	1,201	122	(1,963)
Net income (loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net income (loss) attributable to:
Shareholders of Petrobras	9,346	(3,776)	533	(61)	417	495	(2,216)	(233)	4,505
Non-controlling interests	(2)	(3)	14	−	−	45	216	−	270
	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775

 Consolidated Income Statement by Segment – Jan-Jun/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	33,454	56,669	7,912	225	20,652	8,587	−	(55,585)	71,914
Intersegments	33,184	19,486	637	193	581	1,504	−	(55,585)	−
Third parties	270	37,183	7,275	32	20,071	7,083	−	−	71,914
Cost of sales	(17,307)	(59,721)	(6,418)	(250)	(18,767)	(6,976)	−	56,011	(53,428)
Gross profit (loss)	16,147	(3,052)	1,494	(25)	1,885	1,611	−	426	18,486
Expenses	(1,916)	(1,957)	(496)	(47)	(997)	54	(2,596)	91	(7,864)
Selling, general and administrative expenses	(209)	(1,612)	(486)	(27)	(1,013)	(430)	(1,182)	87	(4,872)
Exploration costs	(1,174)	−	−	−	−	(51)	−	−	(1,225)
Research and development expenses	(319)	(109)	(35)	(12)	(1)	(2)	(146)	−	(624)
Other taxes	(24)	(40)	(39)	(1)	(10)	(78)	(40)	−	(232)
Other operating income and expenses, net	(190)	(196)	64	(7)	27	615	(1,228)	4	(911)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	14,231	(5,009)	998	(72)	888	1,665	(2,596)	517	10,622
Net finance income (expense)	−	−	−	−	−	−	(1,019)	−	(1,019)
Share of profit of equity-accounted investments	(1)	17	98	(13)	−	167	(2)	−	266
Profit-sharing	(118)	(81)	(13)	−	(18)	(7)	(84)	−	(321)
Net income (loss) before income taxes	14,112	(5,073)	1,083	(85)	870	1,825	(3,701)	517	9,548
Income taxes	(4,798)	1,732	(334)	25	(296)	(471)	1,438	(175)	(2,879)
Net income (loss)	9,314	(3,341)	749	(60)	574	1,354	(2,263)	342	6,669
Net income (loss) attributable to:
Shareholders of Petrobras	9,295	(3,341)	721	(60)	574	1,315	(1,996)	342	6,850
Non-controlling interests	19	−	28	−	−	39	(267)	−	(181)
	9,314	(3,341)	749	(60)	574	1,354	(2,263)	342	6,669

23As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – Jan-Jun/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Voluntary separation incentive program	(410)	(203)	(48)	(3)	(71)	(10)	(260)	−	(1,005)
Unscheduled stoppages and pre-operating expenses	(457)	(12)	(42)	−	−	(7)	(10)	−	(528)
Pension and medical benefits	−	−	−	−	−	−	(481)	−	(481)
Institutional relations and cultural projects	(24)	(16)	(2)	−	(26)	(3)	(312)	−	(383)
(Losses)/gains on legal, administrative and arbitral proceedings	(33)	(38)	(13)	−	(18)	(9)	(231)	−	(342)
E&P areas returned and cancelled projects	(222)	−	−	−	−	−	−	−	(222)
Inventory write-down to net realizable value (market value)	−	(159)	(5)	(9)	−	(39)	1	−	(211)
Expenditures on health, safety and environment	(15)	(15)	(4)	−	−	(2)	(38)	−	(74)
Impairment	−	−	−	−	−	6	−	−	6
Government Grants	5	18	48	−	−	−	6	−	77
(Expenditures)/reimbursements from operations in E&P partnerships	167	−	−	−	−	−	−	−	167
(Losses)/gains on disposal of non current assets	(82)	(32)	306	−	3	169	(17)	−	347
Others	64	(36)	(85)	−	56	(20)	(24)	(2)	(47)
	(1,007)	(493)	155	(12)	(56)	85	(1,366)	(2)	(2,696)

 Other Operating Income (Expenses) by Segment – Jan-Jun/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(211)	(14)	(61)	−	−	−	(8)	−	(294)
Pension and medical benefits	−	−	−	−	−	−	(476)	−	(476)
Institutional relations and cultural projects	(32)	(21)	(3)	−	(19)	(7)	(254)	−	(336)
(Losses)/gains on legal, administrative and arbitral proceedings	(22)	(28)	(2)	−	(21)	(7)	(347)	−	(427)
Inventory write-down to net realizable value (market value)	(4)	(92)	(4)	(8)	−	(123)	−	−	(231)
Expenditures on health, safety and environment	(15)	(50)	(3)	−	−	(11)	(54)	−	(133)
Impairment	−	−	−	−	−	−	−	−	−
Government Grants	9	20	14	−	−	39	1	−	83
(Expenditures)/reimbursements from operations in E&P partnerships	125	−	−	−	−	(2)	−	−	123
(Losses)/gains on disposal of non current assets	(5)	(16)	(1)	−	19	681	(1)	−	677
Others	(35)	5	124	1	48	45	(89)	4	103
	(190)	(196)	64	(7)	27	615	(1,228)	4	(911)

Consolidated Assets by Segment – 06.30.2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	169,615	104,735	31,913	1,286	10,579	17,266	35,254	(7,256)	363,392

Current assets	7,325	21,326	5,334	85	4,326	4,608	28,622	(6,124)	65,502
Non-current assets	162,290	83,409	26,579	1,201	6,253	12,658	6,632	(1,132)	297,890
Long-term receivables	7,058	4,813	1,855	3	3,330	1,911	2,580	(1,055)	20,495
Investments	146	2,569	828	952	6	2,479	134	−	7,114
Property, plant and equipment	140,488	75,880	23,507	246	2,609	7,712	3,590	(77)	253,955
Operating assets	98,746	38,052	18,237	229	2,008	4,431	2,471	(77)	164,097
Assets under construction	41,742	37,828	5,270	17	601	3,281	1,119	−	89,858
Intangible assets	14,598	147	389	−	308	556	328	−	16,326

 Consolidated Assets by Segment – 12.31.2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Assets under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Jun/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net finance income (expense)	−	−	−	−	−	−	495	−	495
Income taxes	4,814	(1,996)	210	(20)	215	63	(1,201)	(122)	1,963
Depreciation, depletion and amortization	3,778	1,423	482	7	83	516	181	−	6,471
EBITDA	17,936	(4,352)	1,239	(74)	715	1,119	(2,525)	(355)	13,704
Share of profit of equity-accounted investments	1	(97)	(141)	21	−	(124)	(3)	−	(343)
Impairment	−	−	−	−	−	(6)	−	−	(6)
Adjusted EBITDA	17,937	(4,449)	1,098	(53)	715	989	(2,528)	(355)	13,355

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Jun/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	9,314	(3,341)	749	(60)	574	1,354	(2,263)	342	6,669
Net finance income (expense)	−	−	−	−	−	−	1,019	−	1,019
Income taxes	4,798	(1,732)	334	(25)	296	471	(1,438)	175	2,879
Depreciation, depletion and amortization	3,909	1,297	497	11	91	594	173	−	6,572
EBITDA	18,021	(3,776)	1,580	(74)	961	2,419	(2,509)	517	17,139
Share of profit of equity-accounted investments	1	(17)	(98)	13	−	(167)	2	−	(266)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	18,022	(3,793)	1,482	(61)	961	2,252	(2,507)	517	16,873

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

2,329	2,446	(5)	2,744	Net income	4,775	6,669	(28)
422	73	478	1,715	Net finance income (expense)	495	1,019	51
1,200	763	57	1,095	Income taxes	1,963	2,879	(32)
3,458	3,013	15	3,374	Depreciation, depletion and amortization	6,471	6,572	(2)
7,409	6,295	18	8,928	EBITDA	13,704	17,139	(20)
(122)	(221)	(45)	(188)	Share of profit of equity-accounted investments	(343)	(266)	(29)
−	(6)	(100)	−	Impairment	(6)	−	−
7,287	6,068	20	8,740	Adjusted EBITDA	13,355	16,873	(21)
20	18	3	25	Adjusted EBITDA margin (%) [24]	19	23	(5)

 Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

24Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Jun 2014

Sales revenues	1,653	3,992	244	2,560	9	(1,049)	7,409
Intersegments	702	820	17	1	7	(1,049)	498
Third parties	951	3,172	227	2,559	2	−	6,911
Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	422	76	42	76	(116)	(15)	485
Net income (loss) attributable to the shareholders of Petrobras	469	85	56	72	(172)	(15)	495

	U.S.$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Jun 2013

Sales revenues	2,574	4,211	293	2,616	−	(1,107)	8,587
Intersegments	1,532	1,056	19	4	−	(1,107)	1,504
Third parties	1,042	3,155	274	2,612	−	−	7,083
Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	1,724	13	17	50	(140)	1	1,665
Net income (loss) attributable to the shareholders of Petrobras	1,430	23	15	44	(198)	1	1,315

Consolidated Assets for International Segment

	U.S.$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on June 30, 2014	12,878	2,647	551	1,046	2,574	(2,430)	17,266
Total assets on December 31, 2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.